Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Convertible Securities Trust

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Convertible Securities Trust were transferred to Invesco Convertible Securities Fund.

For		3,099,725.394
Withhold	165,035.372
Abstain		237,157.616